NEVADA CLASSIC THOROUGHBREDS, INC.
February 6, 2001
Re:  File #000-32235

Nevada Classic Thoroughbreds, Inc. submitted the registration statement 10-SB on January 18, 2001 which included an unaudited financial statement, claiming exemption 240.12(b)-21. This was because the cost of an audited financial statement would be estimated more than the total operating expenses for an entire year for Nevada
Classic Thoroughbreds, Inc.

The Security and Exchange Commission denied the exemption and therefore Nevada Classic Thoroughbreds, Inc. is withdrawing the registration statement 10-SB until an audited financial statement can be supplied acording to the Security and Exchange Commission directions.